John C. Gerspach
Chief Financial Officer
Citigroup Inc.
399 Park Avenue
New York, NY 10022

January 14, 2011

VIA EDGAR CORRESPONDENCE

Kevin W. Vaughn

Securities and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, DC 20549-7553

Re:                             Re: Citigroup Inc.

Form 10-K for Fiscal Year Ended December 31, 2009

Form 10-Q for the Fiscal Period Ended September 30, 2010

File No. 001-09924

Dear Mr. Vaughn:

Enhancement of Citigroup Inc.’s (“Citigroup” or “Citi”) disclosures is an objective that we share with the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) and one that we consider in all our filings.  This letter sets forth the responses of Citigroup to the comments of the Staff contained in the Staff’s letter dated December 27, 2010.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by our response. Please note that all references in this letter to our prior responses or our responses to the Staff’s prior comments refer to Citigroup’s responses to the SEC Staff’s comment letter dated November 4, 2010, which were provided in our response letter dated November 24, 2010 (“Prior Response Letter”).

General

1.              Based on previous discussions you had with other members of the commission staff, we understand that it is necessary for you to make certain manual adjustments in order to arrive at more accurate estimates of certain counterparty exposures than the raw outputs of your automated credit risk systems.  It is our understanding that such manual adjustments are not made on a daily or real-time basis.  To the extent that the absolute value of such manual adjustments is significant on a gross basis, these adjustments could be an indication of a limitation in your ability to obtain accurate quantification of credit exposures to certain counterparties within a quick time frame.  Such limitations could negatively affect your ability to have sufficient information to appropriately manage your credit risk with these counterparties in a timely manner. Please consider revising the appropriate section of your future Exchange Act filings to address the following:

a.               Disclose your process for adjusting the outputs of your automated credit risk systems in order to properly estimate your counterparty credit exposure at period end.

b.               Identify how you determine which outputs must be manually adjusted.

c.               Quantify the absolute value of such manual adjustments on a gross basis as of the balance sheet dates presented.

d.               Discuss how the adjusted and unadjusted outputs of your automated credit risk systems are used in managing your credit risk and your exposure to counterparties.

e.               Discuss the extent to which you make similar adjustments on a daily basis.

f.                 To the extent you do not make similar adjustments on a daily basis, disclose why not and discuss limitations on your ability to properly manage your credit exposure to certain counterparties on a timely basis.

g.              Discuss any steps you take to mitigate the lack of accurate outputs from your credit risk systems.

h.              It is our understanding that you believe these adjustments are appropriately made at period end such that the estimates used in your interim and annual financial statement reports are properly presented.  If true, please confirm that understanding in your response as well as your related disclosure.

Citigroup’s credit risk management processes do include making adjustments from time to time to certain outputs from its risk systems; however, these adjustments are primarily to aggregate exposures to clients across multiple products that reside in other systems.  Adjustments may also be required to, for example, reflect recent amendments to collateral, netting and haircut agreements, and input errors.  While Citi continues to streamline its ability to aggregate exposure for and across products through technology enhancements, we do not envision a credit risk practice that would rely solely on automated outputs from our credit systems; rather, such risk measures should always be subject to the continuous review and potential revision by a risk manager.

With respect to the particular discussions referenced in the Staff’s comment above, we note such discussions were in the context of, and focused on, the month-end pre-settlement exposure (PSE) adjustments related to Financial Institutions Risk Management (FIRM) clients within Citi’s broker-dealer entity. Specifically, the discussions focused on May 2010 adjustments, almost all of which related to securities financing transactions (SFT) that are margined.  Because these transactions are fully secured, the overall related risk to Citi is generally small and arises from regular haircuts to market prices. The principal means of managing SFT exposures is through margin calls performed daily by the margin operations department and, therefore, credit systems are not utilized as our primary source of day-to-day risk measurements for this product.  In addition, to the extent there are any breaches of approved counterparty limits, they are escalated to designated credit managers for immediate action and, therefore, are effectively risk managed throughout the month, and not just at month-end.

More broadly speaking, adjustments for any reason are generally recorded at month-end in a centralized reporting system.  The risk analytics department approves all simulation-based exposure adjustments and/or exposure tables provided for exposure calculations for any adjustments, which are further submitted to risk managers for review and approval.  In addition, a month-end portfolio review and mandated sign-off procedure is conducted by all industry risk managers for all outstandings and facilities.  Risk managers receive a “Month-end Adjustment Analysis and Metrics” report which includes all exposure adjustments by amount (pre and post), reason for adjustment, organization and analyst.

In addition, Citi’s overall credit management practices include numerous additional controls designed to monitor counterparty exposures on a more frequent basis than month-end, examples of which include:

•                  Daily exposure reports for the primary regulatory agencies that include exposures for each of our top 20 banks and brokers, non-bank finance companies and corporate names (therefore, a total of 60 counterparties).

•                  Risk management analyst teams performing daily monitoring of exception reports to identify any counterparty exposures that exceed credit-approved limits.

•                  As noted above, the margin operations team monitoring daily margin status and reporting disputes and calls not met to the risk management teams for immediate action. This occurs not just for the SFTs noted above, but for derivatives as well.

•                  Upon request by any risk manager, daily focus positions, which aggregate exposure information across Citi, can be produced for any counterparty not otherwise included in Citi’s top exposure daily reports.

Based on all of the factors and timely controls described above, Citi confirms for the Staff that we believe the adjustments required for aggregation or other purposes are appropriately made at period end (including both month-end and quarter-end) or, if required, more frequently (including on an immediate basis), such that the estimates used in our interim and annual financial statements reports, including our balance sheet, are properly presented.  We do not view these adjustments as a limitation in our ability to obtain accurate quantification of credit exposures to counterparties, and thus we do not believe these processes require additional disclosure in our Exchange Act reports.

Form 10-Q for the period ended September 30, 2010

U.S. Consumer Mortgage Lending, page 52

2.              We note your disclosure that “the growing amount of foreclosures in process” could inflate the amount of 180+ day delinquencies, could result in an increase in non-accrual loans, and/or could have a dampening effect on net interest margin as non-accrual assets build on the balance sheet.  Please tell us and revise your future filings to also disclose the potential effects of foreclosure delays on servicing advances, including the collectability of such advances and the value of MSRs, as well as the potential effects on the timing of sales of loans, other real estate owned and mortgage backed securities and any related effects on the valuation and impairment of these assets.

As disclosed on page 52 of our third quarter Form 10-Q (“3Q Form 10-Q”), as was further supplemented by the disclosure included in our filing on Form 8-K, filed with the SEC on November 17, 2010, due to the increased attention to the foreclosure process on an industry-wide basis, Citi intensified the ongoing review of its foreclosure processes with respect to its U.S. mortgage portfolios.  As the Staff is aware and as we have disclosed, to date, Citi has not identified systemic deficiencies in its existing foreclosure processes.  However, as we disclose on page 52 of the 3Q Form 10-Q, “…Citi’s review of its existing and historical processes continues and, depending on the results of that review, or if any industry-wide adverse regulatory or judicial actions are taken in respect of foreclosures, Citi’s ability to continue to carry out its current foreclosure processes, and its financial results of operations and financial condition, could be adversely affected.”

Because Citi’s review of its own processes continues, and because there continues to be extensive judicial, regulatory and media focus on foreclosure process issues, in response to the Staff’s comment, Citi intends to enhance the disclosure referenced by the Staff, beginning with our 2010 Annual Report on Form 10-K (“2010 Form 10-K”) as follows:

“Any increase or backlog in the number of foreclosures in process, whether related to Citi’s foreclosure process issues or industry-wide efforts to prevent or forestall foreclosure, has broader implications for Citigroup’s U.S. consumer mortgage portfolios.  Specifically, because Citigroup is unable to take possession of the underlying assets and sell the properties on a timely basis, growth in the number of foreclosures in process:

•                  inflates the amount of 180+ day delinquencies in Citigroup’s mortgage statistics;

•                  increases consumer non-accrual loans (90+ day delinquencies);

•                  creates a dampening effect on Citi’s net interest margin as non-accrual assets build on the balance sheet;

•                  negatively impacts the amounts ultimately realized for property subject to foreclosure; and

•                  causes additional costs to be incurred in connection with legislative or regulatory investigations.

Further, any increase in the time to complete foreclosure sales may result in an increase in servicing advances and may negatively impact the value of Citigroup’s MSRs and mortgage-backed securities, in each case due to an adverse change in the expected timing and amount of cash flows to be received.”

We supplementally advise the Staff that Citi does not currently believe an increase in the amount of foreclosures in process would impact the collectability of servicing advances due to the relatively low delinquency rates in our securitizations and the delinquency and cross-

collateralization provisions of our agreements, which protect us with regard to advances made to investors.  In addition, Citi does not believe there would be an impact on the timing of sales of loans, because substantially all our loan sales are from new originations. Citi appropriately considers any potential impacts of foreclosure delays on the valuation and impairment of loans and other real estate owned in its periodic loan loss reserve and valuation processes.

Representations and Warranties, page 69

3.              We note your response to comment 5 from our letter dated November 4, 2010, as well as your disclosure on page 71 that you are not able to estimate a range of reasonably possible loss as defined by ASC 450 related to indemnifications for breaches of representations and warranties, and we remain unclear why you believe you are in full compliance with the above referenced guidance. Given the large realized loss and provision for repurchase losses recorded in the third quarter of 2010 and in previous periods, it is apparent that these indemnifications matters are significant and that there could be exposure to loss in excess of amounts accrued.  Thus, we continue to believe a more transparent discussion of the reasonably possible loss or range of possible loss is required so that an investor may understand your liability exposure.  We believe that where a range of reasonably possible loss is estimable, and the top of the range is in excess of the amount accrued, which appears to be the case given the addition of significant probable incurred losses each period relating to loans sold in historical periods, the range should be disclosed pursuant to ASC 450-20-50-3.  Please tell us and revise your disclosure in future filings to provide the range of reasonably possibly losses for all counterparties for which this disclosure is possible.  These disclosures should be updated quarterly as additional information is obtained.

As noted in our Prior Response Letter, with respect to Citi’s representation and warranty exposure as it relates to GSEs and the prior sales of whole loans to private investors in our U.S. consumer mortgage lending business, Citi intends to provide a sensitivity analysis, beginning in our 2010 Form 10-K, to illustrate the sensitivity that the repurchase reserve has to changes in the key assumptions utilized in determining the reserve.  For Citi’s representation and warranty exposure relating to our private label securitizations, see our response to Staff comment #5 below.

4.              We note your disclosure on page 70 that a significant assumption into the repurchase reserve is the “claims appeal success rate,” which is your expected success at rescinding an investor claim by satisfying the investor demand for more information, disputing the claim validity, etc.  Please tell us in more detail how the appeals process with the investor typically works, and how it may vary by type of investor.  For example, tell us the types of information you would typically provide in rejecting the original request for repurchase, how long the investor has to review and appeal your original rejection, and the typical results in any appeal of your original rejection.  Please tell us whether any changes in the original rejection conclusion are built into your “claims appeal success rate.”  Please also tell us how your original rejection impacts the timing and amount of the repurchase reserve, such as whether the reserve is immediately reduced after your original rejection, or whether the repurchase reserve is adjusted after any appeals process by the investor is complete.

Citi supplementally advises the Staff that the claims appeals process is substantially the same for each type of investor (e.g., GSE, private investor, etc.). Upon the receipt of a repurchase claim from any such investor, a repurchase coordinator within Citi’s U.S. consumer mortgage business will review the nature of the claim and work with various other applicable units within Citi to resolve the claim.  The types of information provided by Citi in rejecting the repurchase request will necessarily vary based on the particular violation asserted.  For example, if the investor is asserting that adequate title is not in the loan package, Citi will attempt to obtain such title and submit it to the investor. If the claim is misstatement of income and/or debt of the borrower, Citi will review the assertion and, for example, attempt to obtain verification of employment or prove that the debt was obtained shortly after the origination of the mortgage and thus did not violate the representation or warranty in the sales agreement.

In practice, the claims appeal process does not neatly flow from an “original rejection” by Citi to an “appeal of original rejection” by the particular investor. There is an ongoing dialogue with the investor regarding the claim based on the additional evidence provided by Citi in an attempt to cure the alleged deficiency.  While the investor typically responds to our initial rebuttal within 30 days, the ongoing dialogue between Citi and the investor can continue beyond that point for some period of time.  The claim does not officially become a successful appeal by Citi until the investor has accepted the additional information provided.

The repurchase reserve is impacted only after the successful resolution between Citi and the investor of a particular claim.  In other words, the repurchase reserve is not reduced upon Citi’s original rejection of a claim; rather, the repurchase reserve is adjusted upon final resolution of the claim between Citi and the investor, which may occur after extensive “back and forth” between the parties.  Resolved claims are then removed from the claims inventory and are included with the other resolved claims in the calculation of Citi’s overall claims appeal success rate (i.e., if resolved in favor of the investor, it would negatively impact Citi’s appeal success rate).

Item 1. Legal Proceedings, page 204

5.              We note your response to prior comment 7 from our letter dated November 4, 2010. As discussed with you in a conference call held on December 20, 2010, we continue to believe that your disclosure does not fully comply with the criteria and guidance in ASC 450.  Again, we refer specifically to the introductory and generic disclosures that a range cannot be estimated and are unclear why you believe you are in full compliance with the above referenced guidance.  It is apparent that the litigation matters you have disclosed are significant to investors and that the stages of litigation vary among cases. Therefore, as previously requested, please revise your disclosure in future filings to provide a more transparent discussion of the reasonably possible loss or range of possible losses for the cases where such estimation is possible.  As we noted in our conversation on December 20, 2010, it would seem unlikely that none of your open litigation cases would be at a stage where such estimation would not be possible.  These disclosures should be updated quarterly as additional information is obtained, new cases are filed, and existing cases progress towards resolution.

Citigroup continues to believe that its litigation contingencies disclosures fully comply with the criteria and guidance in ASC 450.  Citigroup has provided quantitative information about claims where such information is available, and it has accrued where it believes that a loss is probable and a loss can be reasonably estimated.  For all of the reasons stated in our Prior Response Letter and our discussions with the Staff, Citigroup respectfully disagrees with the Staff that a meaningful estimate of the reasonably possible loss or range of loss in excess of accruals—an estimate that would have predictive value for investors—can be made with respect to the vast majority of its disclosed matters.  Moreover, as previously discussed with the Staff, Citigroup does not believe that ASC 450 requires disclosure of “estimates” that are little more than guesses and subject to a high risk of error. Such “estimates” are potentially misleading to investors because they suggest that the estimate offers a reliable basis on which to predict outcomes when in fact those estimates are subjective, speculative, and unlikely to reflect ultimate outcomes with any degree of consistency. Moreover, a “transparent” discussion of such estimates would be highly prejudicial, tending to worsen actual outcomes in material litigation.  Citigroup does not believe that ASC 450 should be interpreted to require either the provision of quantitative estimates of future loss that have little predictive value or prejudice to the registrant in material disputes.

Notwithstanding its fundamental disagreement with the Staff about what ASC 450 requires in the context of litigation and regulatory disputes, Citigroup is providing to the Staff under separate cover as supplemental information pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, a draft of its proposed Legal Proceedings disclosures for its 2010 Form 10-K that envisions the inclusion of an aggregated estimate of reasonably possible loss in those disclosed matters for which an estimate of loss is possible. Citi supplementally advises the Staff that, in determining which matters to include in such an estimate, in an effort to accommodate the Staff’s views, Citigroup has erred on the side of inclusion, even if the resulting estimate encompasses a wide range because of the uncertainty surrounding the ultimate outcome.  Citigroup has also included in the draft qualifying language intended to make clear the uncertainties surrounding the estimate.  Based on its discussions with the Staff, Citigroup anticipates that this approach will meet the Staff’s concerns.

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In connection with responding to the Staff’s comments, Citigroup acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings; that the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and that Citigroup may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ John C. Gerspach

John C. Gerspach
Chief Financial Officer